December 9, 2005

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549

Re:	SCPIE Holdings Inc.

Form 10-K for fiscal year ended December 31, 2004

Filed March 16, 2005

Commission File No. 001-12449

Dear Mr. Rosenberg:

We are in receipt of the Staff’s letter dated October 26, 2005 with respect to the above referenced 10-K of SCPIE Holdings Inc. (“the Company”). This letter is being provided in response to the comments raised by the Staff as set forth below. Courtesy copies of this letter are being submitted to the Staff by facsimile delivery. The Company’s responses are numbered to correspond to the numbered comments in the Staff’s letter. All capitalized terms used but not defined herein have the meanings assigned to such terms in the Form 10-K. For ease of reference, we have set forth the Staff’s comments and the Company’s response for each item below.

Form 10-K — December 31, 2004

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31

Loss and Loss Adjustment Reserves, page 32

1.a	Provide us a revised format of the table included on page 32 to disclose the amount of IBNR separately from case reserves along with your proposed disclosures that you wish to provide with this information.

Mr. Jim B. Rosenberg

Securities and Exchange Commission

December 2, 2005

Company Response:

In order to respond to your comment, we have amended the referenced table and added language which will be similar to that which will be included in the 2005 Form 10-K. The information may be presented in locations other than, or in addition to, that shown on page 32 of the 2004 Form 10-K.

SCPIE Holdings Inc.

Summary of Loss and LAE Reserves by Segment

	12/31/2004			12/31/2003			12/31/2002
	Case	Bulk & IBNR	Total	Case	Bulk & IBNR	Total	Case	Bulk & IBNR	Total
Direct Healthcare Liability Insurance
Core	91.1	166.1	257.2	88.4	157.8	246.2	88.0	147.1	235.1
Non-Core	70.1	27.3	97.4	90.2	55.1	145.3	86.5	93.9	180.4
Assumed Reinsurance Segment	42.7	45.1	87.8	48.0	58.3	106.3	39.4	75.2	114.6

Total Net Loss and LAE Reserves	203.9	238.5	442.4	226.6	271.2	497.8	213.9	316.2	530.1

Ceded Loss Reserves	20.8	162.8	183.6	21.5	87.4	108.9	10.4	79.1	89.5
Retrospective Reserves Ceded	7.1	5.6	12.7	5.2	31.1	36.3	2.1	29.0	31.1

Loss and LAE Reserves per B/S	231.8	406.9	638.7	253.3	389.7	643.0	226.4	424.3	650.7

For most, if not all medical malpractice and other long tail liability lines of business, Bulk and IBNR reserves (which include loss adjustment expense reserves not allocated to specific cases) are the mathematical result of subtracting tabular case reserves from projected ultimate losses derived by the actuarial process. Bulk and IBNR reserves in the case of medical malpractice insurance written on a claims-made reporting policy do not generally represent late reported claims but rather expected upward case reserve movement which will be recognized in case reserves as additional information develops on individual cases. In addition, Bulk and IBNR reserves relating to the assumed reinsurance business include the Lloyd’s Syndicates balances for which the Company provided capital. The Company does not possess the detailed information necessary to allocate these reserves between case reserves and bulk reserves. As of the years ended 2004, 2003 and 2002, the net reserves for these syndicates were $21.9, $74.0, and $38.2 million respectively.

Mr. Jim B. Rosenberg

Securities and Exchange Commission

December 2, 2005

The relationship between Bulk and IBNR reserves and case reserves can be significantly different between lines of insurance as well as between individual companies. These differences may result from the length of time required to adequately investigate and evaluate individual cases, a company’s individual case reserving philosophy or other reasons.

1.b	In your response to part b, you infer that multiple point estimates are generated that you use to establish your actual reserves. Please include the high and low estimates generated by these calculations. Also clarify whether you book to the actual estimate generated or whether that estimate is only used as a basis for your ultimate liability along with what adjustments you made and the rationale behind any such adjustments.

Company Response:

The Company’s response to 3b in our letter dated October 26, 2005 was not meant to infer that the reserves analysis process generates multiple point estimates.

The Company relies heavily on a rating model and its analysis of resulting trends in average severity, frequency and loss ratios for the reserve selection for the three most current years. This process does not produce a range of results but rather a single selected best estimate. As time passes, the single selected best estimate for a particular individual reporting year is adjusted based on actual development and emerging patterns of frequency, average losses and large losses individually. The Company records its selected best estimate.

1.c	Given the significant impact that these non-core activities have had on your operations, please enhance your disclosure related to these activities to include some quantified sensitivity analysis related to the key factors related to those reserves.

Company Response:

Disclosure along the following lines will be included in the 2005 10K. Below is an example based on September 30, 2005 numbers. Such disclosure would be incorporated in the broader discussion of Non-Core Healthcare and Assumed Reinsurance reserves.

Mr. Jim B. Rosenberg

Securities and Exchange Commission

December 2, 2005

Non-Core Healthcare Reserves

General

The sensitivity of the Company’s reserves for non-core healthcare operations is impacted by two factors: frequency and severity. Because the non-core healthcare operations are comprised of claims-made policies that are in run-off, no significant number of new claims are expected. The severity of existing reported claims will be the principal determinant of ultimate reported losses. A change in the average severity of existing claims will have a proportional increase or decrease in reported reserves.

The net reserves as of September 30, 2005 consist of the following:

	Number of Outstanding Cases	Net Case Reserves	Net Bulk and IBNR Reserves	Net Total Reserves
Physician	193	$39,456,215.	$12,524,015.	$51,980,230.
Hospital	55	7,027,186.	3,946,091.	10,973,277.
Dental	25	2,413,381.	944,666.	3,358,047.

Total	273	$48,896,782.	$17,414,772.	$66,311,554.

During the nine months ended September 30, 2005 the Company closed 171 cases and opened 13 new cases. The adequacy of these reserves is primarily dependent upon achieving fair settlements with the injured parties and reasonable litigation results.

As the individual cases become older and more information becomes available in evaluating individual cases, there is a declining need for Bulk and IBNR reserves. While the Company believes its reserves are adequate, several jurisdictions where the Company issued policies allow extended periods of time to elapse before the judicial or settlement process is completed. Individual settlements or judgments will determine the final incurred losses and thus the adequacy of these reserves. The recent experience has been generally consistent with Company expectations, but no assurance can be given that the Company’s current experience will continue.

Mr. Jim B. Rosenberg

Securities and Exchange Commission

December 2, 2005

Assumed Reinsurance Reserves

General

The sensitivity of the Company’s reserves for Assumed Reinsurance is impacted primarily by three factors: the accuracy of independent actuarial reviews of particular contracts; timely reporting of losses through the worldwide reinsurance system; and the ultimate severity of large excess of loss claims.

The Company holds net reserves of $111.8 million as of September 30, 2005. The net reserves consist of the following:

Lloyd’s Syndicate 1204	$58.6
Occupational and Accident	23.0
Other	30.2

TOTAL	$111.8

The reserves for Lloyd’s Syndicate 1204, primarily a medical malpractice provider, are recorded at levels consistent with an independent actuarial review performed as of June 30, 2005. The Occupational and Accident reserves are provided to the Company by the internal actuary for the managing general agent in charge of the programs. The Company and its independent actuaries periodically review the resulting estimates of the managing general agent’s actuary for concurrence with his estimates. The remaining reserves involve approximately 40 separate contracts primarily involving high level excess of loss contracts, both property and casualty. These contracts are subject to periodic review by the Company’s internal and independent actuaries.

The Company believes that the Syndicate 1204 and Occupational and Accident reserves should be relatively stable at this point and the remaining reserves are current based on amounts reported to the Company. As time passes, the ability of the underlying insureds to accurately observe the large excess of loss type cases should improve. However, since the reporting of losses through the world wide reinsurance market is often slow and is dependent upon the reporting by the underlying insureds, the adequacy of these reserves has a potential for volatility and no assurances can be given that further adverse development will not occur.

Mr. Jim B. Rosenberg

Securities and Exchange Commission

December 2, 2005

Financial Statements

Note 1. Nature of Operations and Significant Accounting Policies, page 55

Investments, page 55

2. Refer to your response to comment six. The accounting for asset and mortgage backed securities must typically comply with the guidance of FSAS 91, SFAS 114 and EITF 99-20. Please explain to us your consideration of this accounting guidance in determining your accounting policies related to these securities.

Company Response:

The mortgage and asset backed securities are included in the available for sale portfolio. The Company amortizes expected yield to income based upon expected principal payment patterns which include anticipated prepayments. Principal payment patterns and amortization are adjusted quarterly for current conditions. If, based upon current conditions, there has been an adverse change in projected cash flows, the security would be written down to fair value in the current period through the income statement based upon the new projected cash flows and amortization. Yield would be adjusted accordingly on a prospective basis. If, based upon current conditions, there has been favorable change in projected cash flows, the amortization and yield would be adjusted on a prospective basis.

Please direct any questions regarding the foregoing information to the undersigned at (310) 551-5900. Thank you in advance for your cooperation in this matter.

Very truly yours,

/s/ Robert B. Tschudy
Robert B. Tschudy
Chief Financial Officer

cc:	Donald J. Zuk, President & CEO

Ibolyn Ignat, Staff Accountant (via Facsimile)